Coinsmart Financial Inc.

Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

Independent Auditor's Report

To the Shareholders of

Coinsmart Financial Inc.

Opinion

We have audited the consolidated financial statements of Coinsmart Financial Inc. and its subsidiaries (the Group), which comprise the consolidated statements of financial position as at December 31, 2022 and 2021, and the consolidated statements of comprehensive loss, consolidated statements of changes in equity and consolidated statements of cash flows for the years ended December 31, 2022 and 2021, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2022 and 2021, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board ("IFRS").

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in the audit of the consolidated financial statements of the current period. These matters were addressed in the context of the audit of the consolidated financial statements as a whole, and in forming the auditor's opinion thereon, and we do not provide a separate opinion on these matters. For the matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the Auditor's responsibilities for the audit of the Consolidated Financial Statements section of our report, including in relation to this matter. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the consolidated financial statements. The results of our audit procedures, including the procedures performed to address the matter below, provide the basis for our audit opinion on the accompanying consolidated financial statements.

MONTRÉAL ____	TORONTO ____	CHICAGO ____
1981 McGill College Montréal QC H3A 0G6 514.934.3400	181 Bay St., #3510 Bay Wellington Tower Toronto ON M5J 2T3 416.488.2345	200 South Wacker Dr., #3100 Chicago, IL 60606 312.828.0800
RICHTER.CA

RICHTER

Key Audit Matters (continued)

Key Audit Matter:

The Group recognizes digital currencies amounting to approximately $24,700,000 on its consolidated statement of financial position. We identified the evaluation of the existence of and the ownership rights to the digital currencies as a key audit matter.

Digital currencies are significant to our audit because they are identifiable non-monetary assets without physical substance. Given the nature of these assets, significant audit efforts are required. A high degree of auditor judgment was involved in determining the nature and extent of the procedures performed and audit evidence obtained to assess the existence of and ownership rights to the digital currencies.

Audit Response:

The following outlines the significant audit procedures, among others, we performed to address this key audit matter. We evaluated the design of certain internal controls over the existence of and the Group's ownership rights to the digital currencies, and where applicable, tested their operating effectiveness. Where the Group held digital currencies with a custodian, we tested the design and effectiveness of internal controls related to the customer key management by obtaining and evaluating the report attesting that those controls at the service organizations (custodians) are operating effectively. We obtained confirmations of the digital currencies held with third parties as of December 31, 2022 and compared the results of the confirmations to the Group's records. We obtained and assessed relevant documentation to support that the digital currencies as of December 31, 2022 were owned by the Group. We also compared the Group's records of certain digital currencies balances and transactions to the records on public blockchains using software audit tools. We evaluated the nature and extent of audit evidence obtained by assessing the results of procedures performed over the digital currencies.

Consolidated Financial Statements Note Disclosure:

The Group's disclosures about digital currencies are included in Note 5.

Information Other than the Consolidated Financial Statements and Auditor's Report Thereon

Management is responsible for the other information. The other information comprises the information, other than the consolidated financial statements and our auditor's report thereon, in Management's Discussion and Analysis of Financial Condition and Operations.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements, or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained Management's Discussion and Analysis of Financial Condition and Operations prior to the date of this auditor's report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor's report.

We have nothing to report in this regard.

RICHTER

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group's financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements. As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

• Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

• Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

• Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

• Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

RICHTER

• Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor's report is Shawn Rozansky.

Montreal, Québec

March 28, 2023

1CPA auditor, public accountancy permit No. A125745

COINSMART FINANCIAL INC.
Consolidated Statements of Financial Position as at December 31, 2022 and 2021
(expressed in Canadian dollars)	December 31 2022	December 31 2021

Assets
Cash	25,315,242	21,439,861
Digital currencies (note 5)	27,357,600	60,907,414
Prepaid expenses and deposits	286,653	69,111
Current assets	52,959,495	82,616,386
Property, equipment and intangible assets (note 6)	130,019	122,166
Right-of-use assets (note 7)	366,991	259,548
	53,456,505	82,998,100

Liabilities
Customer deposits - Cash	18,649,932	8,222,006
Customer deposits - Digital currencies (note 5)	23,776,498	52,135,856
Due to liquidity providers (note 9)	988,145	1,373,479
Trade and other payables (note 10)	1,320,419	2,192,485
Current portion of lease liabilities (note 11)	207,338	102,392
Current liabilities	44,942,332	64,026,218

Lease liabilities (note 11)	140,305	159,986
Deferred tax liabilities (note 17)	10,700	12,700
Commitments (note 12)
Subsequent events (note 25)
Shareholders' equity
Capital stock (note 13)	20,215,115	20,312,205
Warrants (note 14)	503,807	503,807
Contributed surplus (note 15)	1,176,322	553,097
Deficit	(13,532,076)	(2,569,913)
	8,363,168	18,799,196
	53,456,505	82,998,100

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the Board of Directors

, Director	, Director

COINSMART FINANCIAL INC.
Consolidated Statements of Comprehensive Loss
For the years ended December 31, 2022 and 2021
(expressed in Canadian dollars)	Year ended	Year ended
	December 31	December 31
	2022	2021

Revenues (note 23)	13,323,872	16,722,598
Rebates	763,812	2,363,644
Net Revenues	12,560,060	14,358,954
Expenses
Advertising & promotion	3,470,499	2,871,628
Salaries bonuses & benefits	4,988,882	3,613,874
Commissions	1,920,812	660,521
Bank & transaction fees	2,314,679	2,101,449
Software & platform	1,182,996	1,075,715
Subcontractors	1,188,869	810,415
Professional & consulting fees	685,428	971,755
Public & regulatory expense	748,697	80,885
Insurance expense	463,236	205,847
Office and administration	187,627	132,103
Travel/Trade show expense	206,621	47,524
Interest accretion on lease liabilities	24,929	10,717
Share-based compensation (note 15)	623,225	382,793
Depreciation	194,917	103,934
Total operating expenses	18,201,417	13,069,160

Net Income (loss) before the following and income tax provisio	(5,641,357)	1,289,794

Currency fluctuation	2,498,304	(913,445)
Loss on customer transactions	135,982	225,882
Loss on Terra USD (UST) digital assets (note 24)	2,248,677	-
Expenses related to the potential sale transaction (note 25)	508,243	-
Interest expense on promissory notes	-	191,588
Change in fair value of promissory notes	-	1,037,543
2021 Reverse take-over listing fees (note 16)	-	2,624,910
Comprehensive loss before income tax provision	(11,032,563)	(1,876,685)

Income tax expense (recovery) (note 17)	(70,400)	200,100

Comprehensive Loss	(10,962,163)	(2,076,785)

Net Loss per Common Share, Basic	$(0.18)	$(0.05)
Net Loss per Common Share, Diluted	$(0.18)	$(0.05)

Basic Weighted Average Number of Shares Outstanding	60,271,174	41,727,480
Diluted Weighted Average Number of Shares Outstanding	60,271,174	41,727,480

The accompanying notes are an integral part of the consolidated financial statements.

COINSMART FINANCIAL INC.
Consolidated Statements of Changes In Equity
For the years ended December 31, 2022 and 2021
(expressed in Canadian dollars)	Capital Stock			Contributed
	Units	$	Warrants	Surplus	Deficit	Total

Shareholders' Equity as at December 31, 2020	2,839,704	1,470,003	-	159,476	(493,128)	1,136,351
Share-based compensation (note 15)	-	-	-	382,793	-	382,793
Cancellation of 2020 Common & Preferred shares (note 13)	(2,839,704)	-	-	-	-	-
Issuance of share capital on conversion of 2020 shares (note 13)	38,000,066	-	-	-	-	-
Conversion of promissory notes and accrued interest (notes 8, 13)	5,764,071	5,764,133	-	-	-	5,764,133
Issuance of share capital to shareholders of Mesa Exploration (note 13)	1,874,989	1,874,989	-	-	-	1,874,989
Issuance of share capital for 2021 Subscription receipts (note 13)	12,642,900	12,642,900	-	-	-	12,642,900
Issuance costs for 2021 Subscription receipts (note 13)	-	(1,176,664)	-	-	-	(1,176,664)
Issuance costs for 2021 Subscription receipts - options (note 15)	-	(1,061,282)	-	1,061,282	-	-
Issuance of warrants re: Subscription receipts (note 14)	-	(503,807)	503,807	-	-	-
Issuance of shares on exercise of stock options (note 15)	1,161,117	1,061,282	-	(1,061,282)	-	-
Issuance of shares on exercise of stock options (note 15)	921,406	240,651	-	(120,140)	-	120,511
Issuance of stock options to shareholders of Mesa Exploration (note 15	-	-	-	130,968	-	130,968
Net Comprehensive Loss	-	-	-	-	(2,076,785)	(2,076,785)
Shareholders' Equity as at December 31, 2021	60,364,549	20,312,205	503,807	553,097	(2,569,913)	18,799,196

Share-based compensation (note 15)	-	-	-	623,225	-	623,225
Share buyback program (note 13)	(124,500)	(97,090)	-	-	-	(97,090)
Net Comprehensive Loss	-	-	-	-	(10,962,163)	(10,962,163)
Shareholders' Equity as at December 31, 2022	60,240,049	20,215,115	503,807	1,176,322	(13,532,076)	8,363,168

The accompanying notes are an integral part of the consolidated financial statements.

COINSMART FINANCIAL INC.
Consolidated Statements of Cash Flow
For the years ended December 31, 2022 and 2021
(expressed in Canadian dollars)	Year ended	Year ended
	December 31	December 31
	2022	2021

Cash provided by (used in):
Operating activities:
Comprehensive Loss	(10,962,163)	(2,076,785)
Items not affecting cash:
Depreciation	194,917	103,934
Share-based compensation	623,225	382,793
Loss on Terra USD (UST) digital assets	2,248,677	-
Gain on disposal of Right-of-use asset	(4,262)	-
Interest on promissory notes	-	191,588
Change in fair value of promissory notes	-	1,037,543
Non-cash reverse take-over Listing fees	-	2,005,955
Deferred tax liabilities	(2,000)	12,700
Cash flow	(7,901,606)	1,657,728

Net-change in non-cash working capital items	12,094,768	(1,496,686)

Cash Flow provided by operating activities	4,193,162	161,042

Investing activities:
Purchase of Property, equipment and intangibles	(63,654)	(139,255)
Cash Flow used in investing activities	(63,654)	(139,255)
Financing activities:
Share buy-back program	(97,090)	-
Lease liabilities	(157,037)	(81,452)
Exercise of stock options	-	120,511
Acquisition of cash from reverse take-over	-	13,657
Issuance of share capital (net of issue expenses)	-	11,466,237
Issuance of promissory notes	-	4,535,000
Cash Flow provided by (used in) financing activities	(254,127)	16,053,953
Increase in Cash during the period	3,875,381	16,075,740
Cash - December 31, 2021	21,439,861	5,364,121
Cash - December 31, 2022	25,315,242	21,439,861

The accompanying notes are an integral part of the consolidated financial statements.

COINSMART FINANCIAL INC.

Notes to Consolidated Financial Statements

As at December 31, 2022 and 2021

(expressed in Canadian Dollars)

1. NATURE OF OPERATIONS

Simply Digital Technologies Inc. ("SDT") was incorporated on March 14, 2018, under the Canada Business Corporations Act. In 2020, two wholly owned subsidiaries were incorporated; Simply Digital Technologies USA Inc., S.D.T. OU. incorporated in the United States, and Estonia, respectively and in 2022 Simply Digital Technologies UAB, was incorporated in Lithuania. In fiscal 2021, as the result of the transactions listed below, the resulting company changed its name to Coinsmart Financial Inc. The Company and its subsidiaries (the "Company" or the "Group" or "CFI") operate a cryptocurrency trading platform ("CoinSmart"). In addition, herein Consolidated Financial Statements means Consolidated Financial Statements.

The head office of the Group is located at 1075 Bay Street, Suite 303, Toronto, Ontario, M5S 2B1.

2021 Amalgamation Agreement:

On April 26, 2021, SDT entered into an amalgamation agreement (the "Amalgamation Agreement") with Mesa Exploration Corp. ("Mesa") and 12553562 Canada Inc. a wholly owned subsidiary ("Subco"), the terms of which were the result of arms' length negotiations between SDT and Mesa.

Pursuant to the terms of the Amalgamation Agreement on October 27, 2021, the transaction was completed by way of a three-cornered amalgamation with Mesa, SDT and 12553562 Canada Inc. Pursuant to the Amalgamation Agreement, SDT and Subco amalgamated and all of the issued and outstanding shares of SDT were exchanged for equivalent shares of Mesa on a one-for-one basis, subject to the Consolidation (defined below) and the Share Split (defined below). Following the completion of the Transaction, the company formed by the amalgamation of SDT and Subco ("Amalco") became a wholly owned subsidiary of Mesa. Mesa, following the completion of the Transaction, carried on the business of SDT through Amalco. Concurrent with the completion of the Transaction, Mesa changed its name to Coinsmart Financial Inc. Prior to the completion of the Transaction, the outstanding: (a) common and preferred shares in the capital of SDT (the "SDT Shares") were subdivided on the basis of one pre-subdivision SDT Share for 13.3817 post-subdivision SDT Shares (the "Share Split"); and (b) common shares in the capital of Mesa (the "Mesa Shares") were consolidated on the basis of 8.6282 pre-consolidation Mesa Shares for one post-consolidation Mesa Share (the "Consolidation").

2021 SDT's Reverse Take-over Transaction ("RTO"):

On completion of the RTO transaction, the shareholders and convertible promissory note holders of SDT held 43,764,174 shares of the common shares of the Company, while the shareholders of Mesa held 1,874,989 shares of the common shares of the Company. Prior to the RTO, Mesa was a listed company with no active business operations. Since Mesa did not meet the definition of a business under IFRS 3 - Business Combinations, the acquisition was accounted for as the purchase of Mesa's assets by the Company. The consideration paid was determined as the equity settled share-based payment under IFRS 2, at the fair value of the equity of the Company retained by the shareholders of Mesa based on the fair value of the SDT shares on the date of closing of the RTO, which was determined to be $1.00 based on the closing price of the subscription receipt financing. The Company recorded reverse take-over listing fees of approximately $2,625,000, in the consolidated statement of net and comprehensive income (loss) primarily representing the consideration paid to the shareholders of Mesa and professional fees.

2021 Subscription Receipts and Neo Exchange Listing:

On April 27, 2021, SDT completed a subscription receipt financing for aggregate gross proceeds of $12,642,900 (the "Financing"). On October 27, 2021, pursuant to the terms of the Financing, the escrow release conditions for the Financing were satisfied and each subscription receipt was converted, on a post-Share Split basis, into one common share of the Company and the proceeds from the Financing have been released from escrow.

On November 2, 2021, the Company's Common Shares commenced trading on the Neo Exchange Inc., under the ticker symbol "SMRT". The listing on the Neo Exchange Inc. follows the Ontario Securities Commission registration of its wholly owned operating subsidiary Simply Digital Technologies Inc. as a restricted dealer under securities laws across Canada.

COINSMART FINANCIAL INC.

Notes to Consolidated Financial Statements

As at December 31, 2022 and 2021

(expressed in Canadian Dollars)

2. BASIS OF PREPARATION

(a) Statement of compliance:

These consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and the interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC") applicable to companies reporting under IFRS.

These consolidated financial statements were reviewed by the Audit Committee and approved for issue by the Board of Directors on March 27, 2023.

The consolidated financial statements (or herein "Consolidated Financial Statements) comply with IFRS as issued by the IASB.

During the year ended December 31, 2022, there were no new IFRS or IAS accounting standards that became effective that had a material impact on the Company's consolidated financial statements. The following amendments to existing standards effective in future periods may impact the future reporting and disclosures of the Company:

IAS 1 -Presentation of Financial Statements ("IAS 1)", has been amended to clarify how to classify debt and other liabilities as either current or non-current. The amendment to IAS 1 is effective for the years beginning on or after January 1, 2023, with early application permitted. The adoption of the above standard is not expected to have a material impact on the Company's consolidated financial statements.

(b) Basis of measurement

These consolidated financial statements are stated in Canadian dollars ("CAD"), which is also the Group's functional currency, as the Company's equity instruments are issued in CAD and were prepared on the historical cost basis, except for stock-based compensation, digital currencies and financial instruments classified through profit and loss which are measured at fair value.

The Company's subsidiaries, Simply Digital Technologies USA Inc., and S.D.T. OU, conduct their operations using the US dollar and the Euro, respectively, while the Lithuanian subsidiary was inactive during the year. The assets and liabilities are translated into Canadian dollars using the exchange rates at the reporting date. The revenues and expenses are translated into Canadian dollars using the average exchange rates, which approximate the rates at the dates of the transactions, for the period. All resulting foreign exchange differences are recognized in other comprehensive income (loss) through the foreign currency translation adjustment in equity. During the years ended December 31, 2022, and December 31, 2021, the fiat foreign currency translation adjustment was insignificant.

(c) Use of estimates and judgments

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates. Areas where estimates are significant to the consolidated financial statements are disclosed in note 4.

COINSMART FINANCIAL INC.

Notes to Consolidated Financial Statements

As at December 31, 2022 and 2021

(expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The condensed consolidated financial statements comprise the financial statements of the Group. Intercompany transactions and balances are eliminated on consolidation. Subsidiaries are entities controlled by the Company. The Company is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its current ability to direct the entity's relevant activities.

Revenue recognition

IFRS 15 provides a comprehensive five-step revenue recognition model for all contracts with customers. IFRS 15 revenue recognition model requires the Group to exercise significant estimates that affect revenue recognition and is based on the principle that revenue is recognized when control of good or service transfers to a customer.

The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue, at a point in time or over time, the assessment of which model features the following contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized:

1. Identifying the contract with a customer;

2. Identifying the performance obligation(s) in the contract;

3. Determining the transaction price;

4. Allocating the transaction price to the performance obligation(s) in the contract; and

5. Recognizing revenue when or as the Group satisfies the performance obligation(s).

Transaction revenue represents transaction fees earned from customers that buy and sell cryptocurrency from the Group for using the Group's software platform. For transaction fee revenue, the Group views itself as the agent in these transactions and as a result, records revenue on a net basis. In addition, this revenue is recorded net of rebates provided to customers. The Group considers its performance obligation satisfied, and recognizes revenue, at the point in time the transaction is processed. Contracts with customers are usually open-ended and can be terminated by either party without a termination penalty. For certain transactions, transaction revenue is equal to the spread between the value of the cryptocurrency bought or sold by the customer and the cost of the transaction to the Group and are realized at the time the transaction is completed. The Group also earns fee revenue on certain transactions that may be collected in cryptocurrency, which is measured based on the fair value of the cryptocurrency received. All revenue is recognized at a point in time.

COINSMART FINANCIAL INC.

Notes to Consolidated Financial Statements

As at December 31, 2022 and 2021

(expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, equipment, and intangible assets

Property, equipment, and intangible assets are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Cost includes expenditures that are directly attributable to the acquisition of the asset.

Depreciation is recorded to recognize the cost of assets over their useful lives. The estimated useful lives and depreciation methods are reviewed at the end of each reporting period, with the effect of any changes in estimates accounted for on a prospective basis.

	Methods	Periods

Furniture and fixtures	Straight-line method	10 years
Computer equipment	Straight-line method	3 years
Website/Domains	Straight-line method	5 years

Any item of property, equipment and intangible assets is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales and proceeds and the carrying amount of the asset and is recognized in profit or loss.

Repairs and maintenance costs that do not improve or extend productive life are recognized in profit or loss in the period in which the costs are incurred.

Impairment of non-financial assets

Non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount.

Recoverable amount is the higher of an asset's fair value less costs of disposal and value-in-use. The value-in-use is the present value of the estimated cash flows relating to the asset using a pre-tax discount rate specific to the asset or cash-generating unit to which the asset belongs. Assets that do not have independent cash flows are grouped together to form a cash-generating unit.

Research and development

Research costs are expensed in the period in which they are incurred. Development costs are capitalized when it is probable that the project will be a success considering its commercial and technical feasibility; the Group is able to use or sell the asset; the Group has sufficient resources and intent to complete its development; and its costs can be measured reliably. The Group has not capitalized any development costs.

Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of the fiscal year and which are unpaid. Due to their short-term nature, they are measured at amortized cost and are not discounted. The amounts are unsecured and are usually paid within 60 days of recognition.

COINSMART FINANCIAL INC.

Notes to Consolidated Financial Statements

As at December 31, 2022 and 2021

(expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in the consolidated statement of comprehensive loss except to the extent it relates to items recognized in other comprehensive income or directly in equity.

Current income tax

Current income tax expense is based on the results for the period as adjusted for items that are not taxable or not deductible. Current income tax is calculated using tax rates and laws that were enacted or substantively enacted at the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Provisions are established where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax

Deferred income taxes are the taxes expected to be payable or recoverable on differences between the carrying amounts of assets in the consolidated statement of financial position and their corresponding tax bases used in the computation of taxable profit. Deferred income tax liabilities are generally recognized for all taxable temporary differences between the carrying amounts of assets and their corresponding tax bases. Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets in a transaction that affects neither the taxable profit nor the accounting profit.

Foreign currency

Transactions entered into by the Group in a foreign currency other than their functional currency are recorded at the rates prevailing when the transactions occur. Foreign currency monetary assets and liabilities are translated at the rates prevailing at the reporting date. Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are recognized immediately in profit or loss.

Provisions

Provisions are recognized when the Group has a present obligation as a result of a past event, it is probable the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation. If the time value money is material, provisions are discounted using a current pre-tax rate specific to the liability. The increase in the provision resulting from the passage of time is recognized as a finance cost.

COINSMART FINANCIAL INC.

Notes to Consolidated Financial Statements

As at December 31, 2022 and 2021

(expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases

Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.

Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment.

Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs. In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. Interest accretion is recorded as interest on lease liabilities. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option. It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered of low value (i.e. below $5,000). Lease payments on short-term leases and leases of low-value assets are recognized as an expense on a straight-line basis over the lease term. For the years ended December 31, 2022, and December 31, 2021, the expenses for short-term leases and leases of low-value assets are $9,300 and $14,990, respectively.

Digital currencies held for customers

Digital currencies held at custodians, wallet software providers, liquidity providers or exchanges, are included in current assets. The Group is a broker-trader of digital currencies as it buys and sells digital currencies principally for the purpose of effectuating customer trades on exchanges. Digital currencies are held for customers and carried at their fair market value, less costs to sell and adjusted at each reporting date for revaluation gains and losses. The Group records a corresponding liability in connection with digital currencies and fiat held for customers in customer deposits on the consolidated statement of financial position. The digital currency market is still a relatively new market and is highly volatile; historical prices are not necessarily indicative of future value; a significant change in the market prices of digital currencies may have a significant impact on the Group's earnings and financial position.

COINSMART FINANCIAL INC.

Notes to Consolidated Financial Statements

As at December 31, 2022 and 2021

(expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value measurement

When an asset or liability, financial or non-financial, is measured at fair value for recognition or disclosure purposes, the fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and assumes that the transaction will take place either: in the principal market or in the absence of a principal market, in the most advantageous market.

Fair value is measured using the assumptions that market participants would use when pricing the asset or liability, assuming they act in their economic best interests. For non-financial assets, the fair value measurement is based on its highest and best use. Valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, are used, maximizing the use of relevant observable inputs, and minimizing the use of unobservable inputs.

Assets and liabilities measured at fair value are classified into three levels, using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. Classifications are reviewed at each reporting date and transfers between levels are determined based on a reassessment of the lowest level of input that is significant to the fair value measurement.

Financial instruments

Classification and measurement of financial instruments

The Group measures its financial assets and financial liabilities at fair value on initial recognition, which is typically the transaction price unless a financial instrument contains a significant financing component. Subsequent measurement is dependent on the financial instrument's classification which in the case of financial assets, is determined by the context of the Group's business model and the contractual cash flow characteristics of the financial asset. Financial assets are classified into two categories: (1) measured at amortized cost and (2) fair value through profit and loss ("FVTPL"). Financial liabilities are subsequently measured at amortized cost at the effective interest rate, other than financial liabilities that are measured at FVTPL or designated as FVTPL where any change in fair value resulting from an entity's own credit risk is recorded as other comprehensive income ("OCI").

Financial assets

The Company's financial assets are classified and measured based on both the business model in which the assets are managed and the contractual cash flow characteristics of the asset. Financial assets subsequent to initial recognition are classified and measured based on three categories: (i) amortized cost; (ii) fair value through profit and loss; (FVTPL); and (iii) fair value through other comprehensive loss (FVOCI).

COINSMART FINANCIAL INC.

Notes to Consolidated Financial Statements

As at December 31, 2022 and 2021

(expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(i) Financial assets at amortized cost

Financial assets are recorded at amortized cost when financial assets held with the objective of collecting contractual cash flows and those cash flows represent solely payments of principal and interest and are not designated as FVTPL. These assets are measured at amortized cost subsequent to initial recognition using the effective interest rate method. This method uses an effective interest rate that discounts estimated future cash receipts through the expected life of the financial asset or liability to the net carrying amount of the financial asset or liability. The amortized cost is reduced by impairment losses, if any. Interest income and impairment losses are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

ii) Financial assets at FVTPL

These financial assets are measured at fair value subsequent to initial recognition. Net gains and losses, including any interest or dividend income, are recognized in profit or loss unless they are derivative instruments designated in an effective hedging relationship.

iii) Financial assets at FVOCI

Financial assets are recognized at FVOCI if the assets meet the following conditions:

- they are held under a business model whose objective it is to hold to collect the associated cash flows and sell, and;

- the contractual terms of the financial assets give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Any gains or losses recognized in other comprehensive (loss) income will be recycled upon derecognition of the asset.

The Company's financial assets include cash. The Company does not hold any financial assets at FVOCI.

Financial liabilities at amortized cost

The Group classifies trade and other payables and due to liquidity providers as financial instruments measured at amortized cost. The contractual cash flows received from the financial assets are solely payments of principal and interest and are held within a business model whose objective is to collect the contractual cash flows.

Impairment of financial assets

The Group recognizes a loss allowance for expected credit losses on financial assets measured at amortized cost. The measurement of the loss allowance depends upon the Group's assessment at the end of each reporting period as to whether the financial instrument's credit risk has increased significantly since initial recognition, based on reasonable and supportable information that is available, without undue cost or effort to obtain. Where there has been a significant increase in exposure to credit risk, a 12-month expected credit loss allowance is estimated. The amount of expected credit loss recognized is measured on the basis of the probability weighted present value of anticipated cash shortfalls over the life of the instrument discounted at the original effective interest rate.

COINSMART FINANCIAL INC.

Notes to Consolidated Financial Statements

As at December 31, 2022 and 2021

(expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Equity instruments

Financial instruments issued by the Group are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Group are recorded at the proceeds received, net of direct issuance costs. The Group's capital stock, warrants, and share-based compensation are classified as equity instruments.

Share-based payments

Stock Options: The Company has a share option plan for employees, officers, directors, and other advisors from which options to purchase common stock of the Company are issued. Share-based compensation costs are accounted for on a fair value basis, as measured at the grant date, using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. An individual is classified as an employee when the individual is an employee for legal or tax purposes or provides services similar to those performed by an employee. In situations where options have been issued to non-employees and some or all of the services received by the Company cannot be specifically identified, the options are measured at the fair value of the options issued.

All share-based remuneration is ultimately recognized as an expense in profit or loss with a corresponding credit to contributed surplus. If vesting periods or other vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of share options expected to vest. Any adjustment to cumulative share-based compensation resulting from a revision is recognized in the current period. The number of vested options ultimately exercised by holders does not impact the expense recorded in any period. Upon exercise of share options, the proceeds received, net of any attributable transaction costs, are allocated to share capital.

Restricted Share Units (RSUs): During fiscal 2021, the Group established and operated a restricted share unit performance plan which are offered to certain employees and directors. Under this plan, participants are awarded share units equivalent to the Company's common shares and generally vest over 2 to 4 years. At maturity date, the participant will receive shares representing the value of the share units. The cost is recorded over the vesting period of the award. The cost of the RSUs is recorded within equity until settled. Equity-settled awards are not remeasured subsequent to the initial grant date.

Share capital

Share capital represents the amount received on the issue of common shares. Transaction costs directly attributable to the issuance of common shares are recognized as a reduction of share capital. Warrants include charges related to the issuance of warrants until such equity instruments are exercised or expire. On expiry, warrant values are recorded to contributed surplus.

Contributed surplus includes charges related to stock-based compensation until such equity instruments are exercised. It also includes all expired options and warrants outstanding and expired.

COINSMART FINANCIAL INC.

Notes to Consolidated Financial Statements

As at December 31, 2022 and 2021

(expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Net loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the period. The Company computes the dilutive effect of warrants and similar instruments. Under this method, the dilutive effect on earnings per share is calculated presuming the exercise of outstanding warrants and similar instruments. It assumes that the proceeds of such exercise would be used to purchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

4. SIGNIFICANT ACCOUNT ESTIMATES AND ASSUMPTIONS

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and judgments are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes can differ from these estimates.

Income tax

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Group reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date, an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

Share-based payments

Stock Options & Warrants: The Group measures the cost of equity-settled transactions with employees and consultants by reference to the fair value of the equity instrument at the date at which they are granted, or date goods or services are received. The fair value is determined by using the Black-Scholes model taking into account the terms and conditions upon which the instruments were granted. Judgment is exercised in determining the expected life and historical volatility. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities but may impact profit or loss and equity.

Restricted Share Units (RSUs): During fiscal 2021, the Group established and operated a restricted share unit performance plan which are offered to certain employees and directors. At maturity date, the participant will receive shares representing the value of the share units. The Company recognizes share-based compensation over the vesting period equal to the fair value of the common shares at the date of grant.

Lease term

The lease term is a significant component in the measurement of both the right-of-use asset and lease liability. Judgment is exercised in determining whether there is reasonable certainty that an option to extend the lease will be exercised, when ascertaining the periods to be included in the lease term. In determining the lease term, all facts and circumstances that create an economical incentive to exercise an extension option are considered at the lease commencement date. The Group reassesses whether it is reasonably certain to exercise an extension option if there is a significant event or significant change in circumstances.

COINSMART FINANCIAL INC.

Notes to Consolidated Financial Statements

As at December 31, 2022 and 2021

(expressed in Canadian Dollars)

4. SIGNIFICANT ACCOUNT ESTIMATES AND ASSUMPTIONS (continued)

Incremental borrowing rate

Where the interest rate implicit in the lease cannot be readily determined, an incremental borrowing rate is estimated to discount future lease payments to measure the present value of the lease liability at the lease commencement date. Such a rate is based on what the Group estimates it would have to pay a third party to borrow the funds necessary to obtain an asset of a similar value to the right-of-use asset, with similar terms, security, and economic environment.

Fair value of convertible promissory notes

The Company makes estimates and assumptions relating to the fair value measurement and disclosure of its convertible promissory notes. The fair values are determined using a variety of valuation techniques. The inputs to these models are derived from observable market data where possible, but where observable market data are not available, management's judgment is required to establish fair values.

Digital currencies and fiat

The Group recognizes customer digital currencies and fiat as assets on the consolidated statement of financial position (with a corresponding liability recognized on the consolidated statement of financial position), as the Group concluded it has control over, and receives the benefit of, such assets. Management reached this conclusion through a guidance published by IFRIC regarding how IFRS standards apply to holdings of digital assets, including the International Accounting Standards Board's Conceptual Framework for Financial Reporting under IFRS (the "Conceptual Framework").

Digital currencies

There is limited guidance on the recognition and measurement of digital currencies. The Company has assessed that it acts in a capacity as a commodity broker-trader as defined in IAS 2, Inventories, in characterizing certain of its holdings as inventory, or more specifically, digital assets. If assets held by commodity broker-traders are principally acquired for the purpose of selling in the near future and generating a profit from fluctuations in price or broker-trader margin, such assets are accounted for as inventory, and changes in fair value less cost to sell are recognized in profit and loss.

The digital currency market is still new and highly volatile; historical prices are not necessarily indicative of future value; a significant change in the market prices for digital currencies may have a significant impact on the Company's earnings and financial position.

COINSMART FINANCIAL INC.

Notes to Consolidated Financial Statements

As at December 31, 2022 and 2021

(expressed in Canadian Dollars)

5. DIGITAL CURRENCIES

As at December 31, 2022 and 2021, the Group's digital currencies held at custodians, wallet software providers, liquidity providers or exchanges, consisted of the following:

	Customer Holdings Dec 31, 2022	Company Holdings Dec 31, 2022	Total December 31 2022	%age	Total December 31 2021	%age

Bitcoin	10,339,524	446,339	10,785,863	39.4%	18,418,974	30.2%
Ethereum	7,640,880	295,440	7,936,320	29.0%	18,633,141	30.6%
Cardano (ADA)	1,910,353	71,449	1,981,802	7.2%	9,400,559	15.4%
SHIB	542,993	5,644	548,637	2.0%	745,636	1.2%
Litecoin (LTC)	533,432	29,265	562,697	2.1%	975,173	1.6%
Dogecoin	516,275	9,828	526,103	1.9%	594,613	1.0%
Stellar (XLM)	389,838	1,950	391,788	1.4%	1,205,332	2.0%
Polygon	267,926	84	268,010	1.0%	-	0.0%
Polkadot	239,486	3,918	243,404	0.9%	728,453	1.2%
Solana	170,014	60,100	230,114	0.8%	304,197	0.5%
EOS	146,549	74	146,623	0.5%	457,029	0.8%
Chainlink	135,547	65,778	201,325	0.7%	205,716	0.3%
Bitcoin Cash	128,897	4,264	133,161	0.5%	362,416	0.6%
XRP	-	214,751	214,751	0.8%	2,309,780	3.8%
Other tokens	114,471	357,973	472,444	1.7%	495,420	0.8%
	23,076,185	1,566,857	24,643,042	90.1%	54,836,439	90.0%
Stable coins:
Tether (USDT)	436,524	1,335,103	1,771,627	6.5%	4,139,878	6.8%
USDC	263,789	679,142	942,931	3.4%	1,931,096	3.2%
	700,313	2,014,245	2,714,558	9.9%	6,070,974	10.0%
	23,776,498	3,581,102	27,357,600	100.0%	60,907,414	100.0%

The fair value of cryptocurrencies at each reporting period is determined by taking the rate from www.coinmarketcap.com.

As of the date of the consolidated statement of financial position, the Group had sufficient cash and digital currencies to satisfy all customer deposits.

COINSMART FINANCIAL INC.

Notes to Consolidated Financial Statements

As at December 31, 2022 and 2021

(expressed in Canadian Dollars)

6. PROPERTY, EQUIPMENT, AND INTANGIBLE ASSETS

	Furniture & Fixtures	Computer Equipment	Website / Domains	Total

Capital Cost:
Balance at December 31 2020	3,393	24,632	-	28,025

Additions	4,726	71,285	63,244	139,255
Balance at December 31 2021	8,119	95,917	63,244	167,280

Additions	15,006	48,647	-	63,653
Balance at December 31, 2022	23,125	144,564	63,244	230,933

Accumulated Depreciation:
Balance at December 31 2020	809	17,804	-	18,613

Additions	600	19,600	6,301	26,501
Balance at December 31 2021	1,409	37,404	6,301	45,114

Additions	3,100	40,100	12,600	55,800
Balance at December 31, 2022	4,509	77,504	18,901	100,914

Net Carrying Value:
Balance at December 31, 2021	6,710	58,513	56,943	122,166
Balance at December 31, 2022	18,616	67,060	44,343	130,019

7. RIGHT-OF-USE ASSETS

	Autos $	Premises $	Total $

Capital Cost:
Balance at December 31 2020	-	177,051	177,051

Additions	183,536	-	183,536
Balance at December 31 2021	183,536	177,051	360,587
Disposals	-	(177,051)	(177,051)
Additions	-	299,662	299,662
Balance at December 31, 2022	183,536	299,662	483,198

Accumulated Depreciation:
Balance at December 31 2020	-	23,607	23,607

Depreciation	6,612	70,820	77,432
Balance at December 31 2021	6,612	94,427	101,039
Disposals	-	(123,949)	(123,949)
Depreciation	39,672	99,445	139,117
Balance at December 31, 2022	46,284	69,923	116,207

Net Carrying Value:
Balance at December 31, 2021	176,924	82,624	259,548
Balance at December 31, 2022	137,252	229,739	366,991

COINSMART FINANCIAL INC.

Notes to Consolidated Financial Statements

As at December 31, 2022 and 2021

(expressed in Canadian Dollars)

8. PROMISSORY NOTES

On February 11, 2021, the Group issued unsecured promissory notes amounting to $4,535,000, maturing on February 11, 2022, bearing interest at the rate of 6% per annum, convertible into securities of the Group at the earliest date between the closing of an equity financing or a series of related equity financing resulting in aggregate gross proceeds of $5,000,000 or immediately prior to the completion of a sale transaction. The notes ranked equally without preference or priority of any kind.

Due to the equity financing transaction in 2021, the notes automatically converted into the same type of shares issued pursuant to the equity financing at a conversion price per security equal to 82% of the price per security offered. In the event of a sale transaction, the notes would have automatically converted into the highest ranking class of securities issued and authorized of the Group at a conversion price per security equal to (i) if the sale transaction is an asset sale, 82% of the price per security at which the Company most recently completed a financing round or (ii) in all other cases, 82% of the price per security paid in connection with the sale transaction.

The Company designated the promissory notes with an embedded derivative as FVTPL on the initial recognition and according did not bifurcate between the host contract and the embedded derivative as a result the entire instrument was carried at fair value through profit and loss. During fiscal 2021, the Company recognized a loss of $1,037,543 relating to the increase in the fair value of the promissory notes.

On October 27, 2021, the unsecured 6% promissory notes of $4,535,000 and accrued interest of $191,588 were converted at price per security of $0.82 resulting in the issuance of 5,764,071 CoinSmart Financial Inc. Common Shares.

Fiscal 2021 continuity of the promissory notes is as follows:

	2021	2020
Opening	-	-
Issuance	4,535,000	-
Change in Fair value	1,037,544	-
Accrued interest expense	191,588	-
Converted to Common shares	(5,764,132)	-
Closing	-	-

9. DUE TO LIQUIDITY PROVIDERS

The Group has three facilities with liquidity providers with the following risk limits - 1) $8,100,000 (U.S. $6,000,000) risk limit, 2) $50,000 risk limit and 3) the Estonian subsidiary has a $3,100,000 (U.S. $2,250,000) risk limit.

10. TRADE AND OTHER PAYABLES

	December 31 2022	December 31 2021
Trade payables and accruals	522,471	661,940
Salaries, bonuses & benefits payable	550,189	133,011
Commissions payable	177,601	297,317
Income taxes payable	44,100	120,770
Rebates payable	26,058	979,447
	1,320,419	2,192,485

COINSMART FINANCIAL INC.

Notes to Consolidated Financial Statements

As at December 31, 2022 and 2021

(expressed in Canadian Dollars)

11. LEASE LIABILITIES

	Autos	Premises	Total

Balance at December 31 2020	-	160,294	160,294
Additions	183,536	-	183,536
Repayment	(14,169)	(78,000)	(92,169)
Interest on lease liabilities	4,656	6,061	10,717
Balance at December 31 2021	174,023	88,355	262,378

Disposals	-	(57,357)	(57,357)
Additions	-	299,662	299,662
Repayment	(54,360)	(137,502)	(191,862)
Interest on lease liabilities	25,026	9,797	34,823
Balance at December 31, 2022	144,689	202,954	347,643

Current portion	34,180	173,158	207,338
Long-term	110,509	29,796	140,305
	144,689	202,954	347,643

The following table outlines the undiscounted lease liability as at period end:
2023	54,355	180,000	234,355
2024	54,355	30,000	84,355
2025	51,176	-	51,176
2026	29,398	-	29,398
Less future interest expense	(44,595)	(7,046)	(51,641)
	144,689	202,954	347,643

12. COMMITMENTS

The Group is committed to minimum annual payments with service providers as follows:

	USD	USD in CAD	CAD	Total
2023	749,682	1,015,369	142,937	1,158,306
2024	84,500	114,447	-	114,447
	834,182	1,129,816	142,937	1,272,753

COINSMART FINANCIAL INC.

Notes to Consolidated Financial Statements

As at December 31, 2022 and 2021

(expressed in Canadian Dollars)

13. CAPITAL STOCK

Authorized -

The authorized share capital of the Company is an unlimited number of common shares with no par value. All issued shares, consisting only of common shares are fully paid.

Issued and Outstanding -

As shown below, the Company had 60,240,049 common shares issued & outstanding as at December 31, 2022.

	Capital Stock Unit	RTO Conversion Factor	Common Shares Units	Common Shares $

Capital Stock as at December 31, 2020
Common Shares	1,999,800	13.3817	26,760,723	3
Preferred Shares	839,904	13.3817	11,239,343	1,470,000
December 31, 2020	2,839,704		38,000,066	1,470,003

Conversion of Promissory notes and accrued interest			5,764,071	5,764,133
Issuance of share capital to shareholders of Mesa Exploration Corp.			1,874,989	1,874,989
Issuance of share capital for 2021 Subscription receipts			12,642,900	12,642,900
Issuance costs for 2021 Subscription receipts			-	(1,176,664)
Issuance costs for 2021 Subscription receipts - options			-	(1,061,282)
Issuance of warrants re: Subscription receipts			-	(503,807)
Issuance of shares on exercise of stock options			1,161,117	1,061,282
Issuance of shares on exercise of stock options			921,406	240,651

Capital Stock as at December 31, 2021			60,364,549	20,312,205

Share buyback program			(124,500)	(97,090)

Capital Stock as at December 31, 2022			60,240,049	20,215,115

COINSMART FINANCIAL INC.

Notes to Consolidated Financial Statements

As at December 31, 2022 and 2021

(expressed in Canadian Dollars)

13. CAPITAL STOCK (continued)

During the year ended December 31, 2022, share capital transactions included the following:

Share Buyback Program:

On January 18, 2022, the Company filed a Notice of Normal Course Issuer Bid (the "Share Buyback Program") with the NEO Exchange which was accepted for the purchase of up to 10% of the public float of its Common Shares.

Pursuant to the Share Buyback Program, the Company may purchase up to a maximum of 2,764,765 Common Shares, representing approximately 10% of its public float of Shares as at the date hereof, subject to the normal terms and limitations of such bids. In accordance with NEO Exchange rules, daily purchases (other than pursuant to a block purchase exception) on the NEO Exchange under the Share Buyback Program cannot exceed the greater of 25% of the average daily trading volume on the NEO Exchange or 1,000 Shares. Any Share purchased under the Share Buyback Program will be canceled.

During the year ended December 31, 2022, 124,500 (2021 - Nil) Common Shares were purchased and cancelled at a purchase price of $97,090 (2021 - $Nil) representing the market value of the shares.

The fiscal 2021 share capital transactions included the following:

• On October 27, 2021, 1,999,800 SDT common shares were converted on a 1:13.3817 basis resulting in 26,760,723 outstanding Coinsmart Financial Inc. ("CFI) Common Shares.

• On October 27, 2021, 839,904 SDT preferred shares were converted on a 1:13.3817 basis resulting in 11,239,343 outstanding CFI Common Shares.

• On October 27, 2021, the unsecured 6% convertible promissory notes of $4,535,000 and accrued interest of $191,588 were converted at price per security of $0.82 resulting in 5,764,071 CFI Common Shares.

• On October 27, 2021, Mesa Exploration Corp. shares outstanding were consolidated on an 8.6282:1 basis resulting in an outstanding balance of 1,874,989 CFI Common Shares.

• The issuance of 12,642,900 Subscription Receipts for gross proceeds of $12,642,900, for net proceeds of $11,466,236 after expenses related to the issuance. Each subscription receipt has converted, on a post-share split basis, into 12,642,900 CFI common shares. In addition, the Company also issued 731,215 warrants as commission to the underwriting syndicate.

• See note 15 for the Issuance of shares on the exercise of stock options.

COINSMART FINANCIAL INC.

Notes to Consolidated Financial Statements

As at December 31, 2022 and 2021

(expressed in Canadian Dollars)

14. WARRANTS

In connection with the 2021 Subscription Receipts, the Company issued 731,215 warrants ("Broker Warrants") as commission to the underwriting syndicate. Each Broker Warrant entitles the holder thereof to acquire one common share at an exercise price of $1.00 per Broker Warrant prior to October 27, 2023.

Warrants Units
December 31, 2020	-
2021 Warrants Issued	731,215
December 31, 2021 & 2022	731,215

The fair value of the outstanding warrants were estimated using the Black-Scholes options model with the following assumptions:

Exercise price	$1.0000
Share price at grant date	$1.0000
Expected Volatility	142%
Risk-free rate	1.50%
Expected life	2 years
Div. Yield	0%

Fair Value at grant date	$0.689
Fair Value of Warrants	$503,807

15. SHARE-BASED COMPENSATION

Share Option Plan

On July 12, 2018, the Company established an equity settled share option plan for directors, senior officers, employees, advisors, and consultants of the Company. The plan is to advance the interest of the Company through the motivation, attraction, and retention of participants to the plan.

The Board of Directors of the Company may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Company, non-transferable options to purchase common shares. These options may vest over a period determined by the Board of Directors when granted and expire after a period of up to 10 years. The plan is a rolling 10% Stock Option Plan under which the Company may grant options to acquire common shares of the Company equal to 10% of the issued and outstanding shares of the Company. The Board of Directors determines the price per common share and the number of common shares that may be granted to each director, officer, employee and consultant of the Company and all other conditions of the options granted under the Stock Option Plan.

As shown below, the Company has 1,973,896 options outstanding as at December 31, 2022.

The 2021 pre-reverse take-over outstanding options were converted at 13.3817 equal to the conversion rate utilized for issued and outstanding shares. In addition, 144,874 options were issued on July 10, 2021, in lieu of the issued and outstanding stock options of the reverse take-over ("RTO") of Mesa Exploration Corp.

COINSMART FINANCIAL INC.

Notes to Consolidated Financial Statements

As at December 31, 2022 and 2021

(expressed in Canadian Dollars)

15. SHARE-BASED COMPENSATION (continued)

	Number of Stock Options Pre-RTO	Pre-RTO Weighted Aver. Exercise Price ($)	RTO Conversion Factor	Number of Stock Options Post RTO	Post-RTO Weighted Aver. Exercise Price ($)	Weighted Aver. Remaining Life (Years)	Number of Exercisable Options

Balance at December 31, 2019	70,992	$1.7502	13.3817	949,994	$0.1308	5.50	316,664
Granted	102,544	1.7502	13.3817	1,372,213	$0.1308	7.67	949,994
Balance at December 31, 2020	173,536	1.7502		2,322,207	$0.1308

Forfeited	(10,024)	1.7502	13.3817	(134,138)	$0.1308
Granted	123,843	1.7502	13.3817	1,657,222	$0.1371	8.33	201,501

Balance at RTO date Oct 27, 2021	287,355	$1.7502		3,845,291

Options issued to Mesa shareholders in lieu of Mesa's outstanding stock options				144,874	$0.4314	2.50	144,874
Exercised				(2,082,523)	$0.2956
Balance at December 31, 2021				1,907,642	$0.2387	7.09	1,613,033

Granted				375,689	$0.3500	9.33	-
Forfeited				(309,435)	$0.2304	-	(78,946)

Balance at December 31, 2022				1,973,896	$0.2612	7.25	1,534,087

The contractual life of the options are typically 10 years and one-fourth of the shares under such options will be vested annually. In addition, 949,994 outstanding share options (on a converted basis) issued to senior management in 2020 vest on a performance basis, the conditions of which were achieved during fiscal 2021.

On January 1, 2021, 1,161,117 options were granted to a consultant in connection with the subscription receipt raise, with an expiry date of December 31, 2021. These options only vested on the consummation of a transaction. The options had a fair value of $0.88 per option. As a result of the RTO, the options were exercised, and the value was treated as an issuance cost of the subscription receipts.

On May 25, 2022, the Company granted 375,689 stock options at an exercise price of $0.35 per share to senior employees. These stock options vest over 2 years and will expire 10 years from the grant date.

During the year ended December 31, 2022, 309,435 options (2021 - 134,138) were forfeited and cancelled.

The fair value of the option grants were estimated using the Black-Scholes option-pricing model. In determining the fair value there were no market or non-market performance conditions taken into account in measuring fair value.

For the year ended December 31, 2022, the Company recognized share-based compensation expense relating to stock options of $201,870 (2021 - $158,844).

The following pre and post RTO, Black-Scholes inputs were used in the measurement of the fair values of the options at grant date:

	2020	2021	May 25, 2022
Exercise price	$1.7502	$0.90 - $1.7502	$0.3500
Share price at grant date	$1.7502	$1.00 - $1.7502	$0.3500
Expected volatility	175%	142%	112%
Risk-free rate	0.68%	0.95% - 1.50%	2.25%
Expected life	10 years	10 years	10 years
Dividend yield	0%	0%	0%
Forfeit rate	0%	0%	0%
Fair Value at grant date	$1.741	$0.978 - $1.75	$0.326

COINSMART FINANCIAL INC.

Notes to Consolidated Financial Statements

As at December 31, 2022 and 2021

(expressed in Canadian Dollars)

15. SHARE-BASED COMPENSATION (continued)

Restricted Share Units ("RSU")

A total of 1,397,859 restricted share units ("RSU") were issued and outstanding including: 1) On November 1, 2021, 615,000 restricted share units were granted to Directors and senior employees of the Corporation at a fair value of $1.00 per RSU and vest from January 1, 2022, to July 1, 2024. 2) On May 25, 2022, 845,716 restricted share units were granted to senior employees of the Corporation at a fair value of $0.35 per RSU and vest as to 50% on January 1, 2023 and 50% on January 1, 2024. 3) During the year ended December 31, 2022, 62,857 (2021 - Nil) restricted share units were forfeited and cancelled.

For the year ended December 31, 2022, the Company recognized share-based compensation expense relating to the granted RSU's of $421,355 (2021 - $223,949).

Omnibus Long-term Incentive Plan

On November 2, 2021, the Company established a new omnibus long-term incentive plan replacing all existing long-term incentive plans. All previous and existing grants were rolled into the new plan. The purpose of the Plan is to provide the Company with a mechanism to attract, retain, motivate, and reward qualified employees, consultants and directors of the Company and its designated affiliates. The plan is administrated by the Board of Director and allows for the granting of various long-term incentives including but not limited to Options, RSU's, SAR's, etc. The aggregate number of Shares reserved for issuance granted under the Plan shall not exceed 10% of the Shares issued and outstanding from time to time. For the year ended December 31, 2022, the Company recognized share-based compensation expense relating to all long-term incentive plans (stock options and restricted share units) of $623,225 (2021 - $382,793).

16. REVERSE TAKE-OVER ("RTO")

On completion of the 2021 RTO transaction, the shareholders and convertible promissory note holders of SDT held 43,764,174 shares (or 95.9%) of the common shares of the Company, while the shareholders of Mesa Exploration Corp. ("Mesa") held 1,874,954 shares (or 4.1%) of the common shares of the Company. Prior to the RTO, Mesa was a listed company with no active business operations. Since Mesa did not meet the definition of a business under IFRS 3 - Business Combinations, the acquisition was accounted for as the purchase of Mesa's assets by the Company. The consideration paid was determined as the equity settled share-based payment under IFRS 2, at the fair value of the equity of the Company retained by the shareholders of Mesa based on the fair value of the SDT shares on the date of closing of the RTO, which was determined to be $1.00 based on the closing price of the subscription receipt financing.

During the fourth quarter of fiscal 2021, the Company recorded listing fees of $2,624,910, primarily representing the consideration paid to the shareholders of Mesa and professional fees, in the consolidated statement of comprehensive loss . The details of the listing expense are as follows:

$
Fair Value of Consideration paid:
1,874,989 common shares of the Company at $1.00 per share	1,874,989
144,874 stock optons valued utilizing the Black-Scholes model	130,966
Fair market value of Mesa assets acquire by the Company	(13,657)
1,992,298
Other Transactions costs:
Professional fees	632,612

Reverse Take-Over Listing expenses	2,624,910

COINSMART FINANCIAL INC.

Notes to Consolidated Financial Statements

As at December 31, 2022 and 2021

(expressed in Canadian Dollars)

17. INCOME TAXES

For the year ended December 31, 2022, the Company recorded a current income tax (recovery) expense provision of ($68,400), (2021 - $187,400) and a deferred tax (recovery) expense provision of ($2,000) (2021 - $12,700).

As at December 31, 2022, the Company has not recognized a deferred tax asset in respect of non-capital loss carryforwards of approximately $2,123,000 which expire in 2042.

The income tax expense on the Company's income before tax differs from the theoretical amount that would arise using the federal and provincial statutory tax rates applicable of 26.5 percent is as follows:

		2022	2021
Income tax expense (recovery) at the applicable tax rate of 26.5% (2021 - 26.5%)		(2,923,629)	(497,321)
Permanent differences		768,812	782,182
Change in unrecognized deductible temporary differences		2,146,257	(108,045)
Reduction in recovery attributed to different foreign tax rates		(103,540)	-
Income tax expense attributed to foreign jurisdictions		41,700	10,584
Income tax expense (recovery) - Current		(70,400)	187,400
Income tax expense (recovery) - Current		(70,400)	187,400
Income tax expense (recovery) - Deferred		(2,000)	12,700
Income tax expense (recovery)		(72,400)	200,100

	Balance as at	Recognized in	Balance as at
	Dec. 31, 2021	profit & loss	Dec. 31, 2022
Temporary Differences:
Property and equipment	(12,700)	2,000	(10,700)
Losses carried forward	-	2,144,257	2,144,257
	(12,700)	2,146,257	2,133,557
Unrecognized deferred tax asset	-	(2,144,257)	(2,144,257)
Deferred tax asset (Liability)	(12,700)	2,000	(10,700)

	Balance as at	Recognized in	Balance as at
	Dec. 31, 2020	profit & loss	Dec. 31, 2021
Temporary Differences:
Property and equipment	1,542	(14,242)	(12,700)
Losses carried forward	93,803	(93,803)	-
	95,345	(108,045)	(12,700)
Unrecognized deferred tax asset	(95,345)	95,345	-
Deferred tax liability	-	(12,700)	(12,700)

For the year ended December 31, 2022, $46,540 (2021 - $9,534) cash income taxes were paid to applicable tax authorities.

18. RELATED PARTY TRANSACTIONS

During the years ended December 31, 2022 and 2021, there were no related party transactions, other than the remuneration disclosed in note 19.

COINSMART FINANCIAL INC.

Notes to Consolidated Financial Statements

As at December 31, 2022 and 2021

(expressed in Canadian Dollars)

19. RENUMERATION OF DIRECTORS AND KEY MANAGMENT

The remuneration of key executive management personnel for the years ended December 31, 2022 and 2021 is as follows:

	December 31 2022	December 31 2021
Salaries and bonuses	942,629	1,526,528
Share-based compensation	254,551	208,538
Other	54,354	8,017
	1,251,534	1,743,083

Key executive management, consists of the three founding shareholders who along with the board of directors have authority and responsibility for planning, directing, and controlling the activities, directly or indirectly, of the Group. Key management personnel were not paid post-employment benefits, termination benefits or other long-term benefits during the years ended December 31, 2022 and 2021.

In fiscal 2021, 300,000 restricted share ("RSU") units were granted to the three non-executive Directors of the Company at a fair value of $1.00 per RSU. The restricted share units vest from January 1, 2022, to July 1, 2024. During fiscal 2022, non-executive director share-based compensation of $133,225 (2021 - $113,220) and director fees of $110,000 (2021 - $Nil) were recognized in the financial statements.

During the year ended December 31, 2022, a director of a subsidiary or a sales organization controlled by the director was contracted for conducting business development activities and earned commissions of $1,645,695 (2021 - $552,847) based on revenue achieved. In addition the director received Euro 64,200 (2021 - Euro 64,200) for compliance services.

20. CAPITAL DISCLOSURES

The Group's objectives in managing capital are:

• to safeguard the entity's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders; and

• to provide an adequate return to shareholders by pricing products and services commensurately with the level of risk.

The Group's total capital is regarded as total equity of approximately $8,363,000 (December 31, 2021 - $18,800,000), as recognized in the consolidated statement of financial position.

The Group manages and adjusts its capital structure considering changes in economic conditions. To maintain or adjust its capital structure, the Group may issue debt or new shares. Financing decisions are generally made on a specific transaction basis and depend on such things as the Group's needs, capital markets and economic conditions at the time of the transaction. Management reviews its capital management approach on an ongoing basis and believes that this approach is reasonable, given the size of the Group.

At December 31, 2022, Simply Digital Technologies Inc. had an externally imposed minimum working capital compliance requirement of $1,870,000 compared to actual adjusted working capital of $7,720,000 representing excess working capital of $5,850,000.

COINSMART FINANCIAL INC.

Notes to Consolidated Financial Statements

As at December 31, 2022 and 2021

(expressed in Canadian Dollars)

21. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Group is exposed to risks that arise from its use of financial instruments. This note describes the Group's objectives, policies, and processes for managing those risks and the methods used to measure them.

Fair value measurement and hierarchy

The fair value measurement of the Group's financial and non-financial assets and liabilities utilizes market observable inputs and data as far as possible. Inputs used in determining fair value measurements are categorized into different levels based on how observable the inputs used in the valuation technique utilized are (the 'fair value hierarchy'):

Level 1: Quoted prices in active markets for identical items (unadjusted);
Level 2: Observable direct or indirect inputs other than Level 1 inputs; and
Level 3: Unobservable inputs (i.e. not derived from market data).

The classification of an item into the above levels is based on the lowest level of the inputs used that has a significant effect on the fair value measurement of the item. Transfers of items between levels are recognized in the period they occur.

The carrying amount of cash, due to liquidity providers and trade and other payables are assumed to approximate their fair value due to their short-term nature.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to fulfil an obligation and causes the other party to incur a financial loss. The Group's credit risk consists primarily of cash with major financial institutions. Management believes that the credit risk concentration with these assets is remote since they are held with financial institutions of reputable credit.

The Group limits its credit risk of digital currencies and fiat by placing it with liquidity providers and cryptocurrency exchanges of which the Group has performed internal due diligence procedures. The Group deems these procedures necessary as some liquidity providers and exchanges may not be fully regulated in some jurisdictions they operate in and may not be subject to regulatory oversight. Furthermore, cryptocurrency exchanges may engage in the practice of commingling their clients' assets in exchange wallets. When digital currencies are commingled, transactions are not recorded on the applicable blockchain ledger and only recorded by the exchange. Therefore, there is a risk around the occurrence of transactions, or the existence of period end balances represented by exchanges. The Group's due diligence procedures around exchanges include, but are not limited to, internal control procedures around on-boarding new exchanges which includes review of the exchanges anti-money laundering ("AML") and know-your-client ("KYC") policies by the Group's Chief Compliance Officer, constant review of market information specifically regarding the exchanges security and solvency risk, setting balance limits for each exchange account based on risk exposure thresholds and preparing daily asset management reports to ensure limits are being followed and having a fail-over plan to move cash and digital currencies held on an exchange in instances where risk exposure significantly changes. As of each reporting period, the Group assesses if there may be expected credit losses requiring recognition of a loss allowance. As of December 31, 2022, the Group is exposed to credit risk. While the Group intends to only transact with counterparties or exchanges that it believes to be creditworthy, there can be no assurance that a counterparty will not default and that the Group will not sustain a material loss on a transaction as a result.

The Group also utilizes third party exchanges, market makers, OTC desks or marketplaces, in the execution of customer trades.

COINSMART FINANCIAL INC.

Notes to Consolidated Financial Statements

As at December 31, 2022 and 2021

(expressed in Canadian Dollars)

21. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Trade execution and the settlement is typically completed just milli-seconds after the customer's submission of a trade order, however there is credit risk that an exchange will not fulfill its obligation or be delayed in fulfilling its obligation. Management believes that the credit risk with respect to its use of the exchanges is remote. In the remote case of an exchange not fulfilling its obligation, the Group expects to use its cash and digital currencies to complete the trade.

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting its financial obligations as they fall due. The Group is exposed to liquidity risk primarily from its due to liquidity providers and trade and other payables. The Group believes that its recurring financial resources are adequate to cover all its expenditures.

	Contractual Cash flows	Less than one year	2-5 years

Trade and other payables	1,320,419	1,320,419	-
Due to liquidity providers	988,145	988,145	-
Lease liabilities	347,643	207,337	140,305
Balance at December 31, 2022	2,656,207	2,515,901	140,305

Trade and other payables	2,192,485	2,192,485	-
Due to liquidity providers	1,373,479	1,373,479	-
Lease liabilities	262,378	102,392	159,986
Balance at December 31, 2021	3,828,342	3,668,356	159,986

Foreign exchange risk

Foreign exchange risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. As at December 31, 2022, financial assets and liabilities in U.S. dollars, Euros and GBP included the following:

	December 31, 2022			December 31, 2022
	USD	Euros	GBP	USD	Euros	GBP

Cash	9,851,152	914,625	577,974	1,378,107	1,267,966	164,006
Trade and other payables	(142,189)	(9,761)	-	(754,335)	-	-
Due to Liquidity providers	(2,560)	(384,024)	-	-	-	-
	9,706,403	520,840	577,974	623,772	1,267,966	164,006

Based on the above exposure as at December 31, 2022, a 10% depreciation or appreciation of the U.S. dollar, Euro or GBP would result in a decrease or increase, respectively in the net assets by approximately US$970,000 (December 31, 2021 - US$62,400), Euros 52,000 (December 31, 2021 - Euros 127,000) and GBP 58,000 (2021 - GBP 16,000). Management believes the carrying values of the financial assets and liabilities listed above approximate their fair values due to their short-term nature.

COINSMART FINANCIAL INC.

Notes to Consolidated Financial Statements

As at December 31, 2022 and 2021

(expressed in Canadian Dollars)

21. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Market risk related to Digital currencies

The Group is exposed to risk with respect to digital currency prices and valuations which are largely based on the supply and demand of these digital currencies and their acceptance in the financial market.

Digital currencies are controllable only by the possessor or both the unique public key and private key relating to the local or online digital wallet in which the currency are held. The networks require a public key relating to a digital wallet to be published when used in a spending transaction, and if private keys are lost or destroyed, this could prevent trading of the corresponding digital currency. Security breaches, computer malware, and computer hacking attacks have been a prevalent concern in the digital currency exchange market. Security breaches at exchanges utilized by the Company caused by hacking could cause a loss of digital currencies.

In July 2020, the Group began utilizing Fireblocks for hot wallets where it has extensive roles and policies to protect assets and in February 2021, the Group began utilizing Bitgo Trust Company, a qualified custodian in the U.S. for custody of a portion of client digital currencies in cold storage. In addition in February 2021, the Group purchased key storage and disaster recovery and extended business failure protection from Digital Asset Services Ltd. Digital Asset Services Ltd. trades as CoinCover and is an appointed representative of Insuretech Gateway with the Financial Conduct Authority.

Digital currency risk is the risk of gain or loss due to the changes in prices and volatility of the cryptocurrencies held by the Company. If the price of the Group's digital currencies changes by 10%, the impact on the consolidated financial statements of the Company will be $358,000 (December 31, 2021 - $872,000) recorded as a currency fluctuation in the Consolidated Statement of Comprehensive Loss.

Interest Rate Risk

Interest rate risk is the risk of gain or loss due to the volatility of interest rates. The Group is not significantly exposed to this risk as it currently has no interest-bearing debt.

22. GEOGRAPHIC SEGMENTS

	December 31, 2022		December 31, 2021
	Net Revenues	Asset	Net Revenues	Assets
Canada	6,626,835	51,394,203	11,989,235	77,877,832
Europe	4,286,078	1,925,534	1,475,709	4,886,441
United States	1,647,147	136,768	894,010	233,827
	12,560,060	53,456,505	14,358,954	82,998,100

23.SIGNIFICANT CUSTOMERS

For the year ended December 31, 2022, five customers (December 31, 2021 - five customers) who utilize the Company on a recurring basis as a liquidity provider and/or crypto processing client, accounted for 26.7 percent of gross revenues (for the year ended December 31, 2021 - 32 percent).

COINSMART FINANCIAL INC.

Notes to Consolidated Financial Statements

As at December 31, 2022 and 2021

(expressed in Canadian Dollars)

24. Loss on Terra USD (UST) Digital Assets

The Company realized a loss of approximately $2.2 million in the second quarter 2022, when the stable coin Terra USD (UST) de-pegged from the U.S. dollar and devalued to approximately $Nil.

25. SUBSEQUENT EVENTS

Purchase share agreement and potential legal action:

On September 22, 2022, the Company announced that it had entered into a Share Purchase Agreement (the "Purchase Agreement") with Coinsquare Ltd. ("Coinsquare"), pursuant to which the Company had agreed to sell to Coinsquare all of the issued and outstanding shares of its wholly-owned operating subsidiary Simply Digital Technologies Inc. On January 23, 2023 the Company announced that it rejected the notice previously delivered by Coinsquare purporting to terminate the Share Purchase Agreement on the basis that it is invalid and without merit. The Company had written to Coinsquare to advise that the notice was invalid and that it expected Coinsquare to close the transaction on the terms set out in the Share Purchase Agreement.

On February 2, 2023 the Company announced that, as a result of Coinsquare failing to close the transaction, it had accepted Coinsquare's repudiation of the Share Purchase Agreement and that the transactions contemplated thereunder will not proceed. It is the Company's position that Coinsquare had no legal basis to terminate the Share Purchase Agreement. The Company intends to commence legal proceedings against Coinsquare to seek monetary damages arising from Coinsquare's breaches of the Share Purchase Agreement.

Share based compensation:

Subsequent to year-end, 3,137,677 restricted share units (RSU's) were approved by the Board of Directors and to be granted to directors, senior management and employees of the Company. The RSU's will be granted prior to March 31, 2023 at a fair value to be determined on issuance, 50% vest on the first anniversary and 50% on the second anniversary.